Contact

www.linkedin.com/in/sara-
s-053a1a126 (LinkedIn)

Top Skills

Executive Coaching

Strategic Planning

Organizational Development

Certifications

Human Resources: Pay Strategy

Human Resources: Compensation
and Benefits

People Analytics

GROW VP/CHRO Accelerator
Cohort

Redefining HR Accelerator - Alpha
Cohort

Sara S.

Founder at Sera Swimwear - disrupting the luxury plus-size shopping
experience
Tampa, Florida, United States

Summary

Dynamic People & Culture Leader challenging the status quo
of legacy HR practices with intentional holistic people & culture
experiences. Builder in high growth, VC-backed SaaS companies,
and founder-led startups.

Gallup Clifton Strengths Finder Top 10:
1. Futuristic
2. Harmony
3. Relator
4. Maximizer
5. Responsibility
6. Self-Assurance
7. Adaptability
8. Strategic
9. Belief
10. Intellection

Keirsey Temperament Sorter: Equally ISTJ and ISTP

Get in touch sara@beatstars.com

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Experience

Sera Swimwear
Founder
December 2022 - Present (2 years 2 months)
Florida, United States

At Sera Swimwear, we deliver luxurious, expertly crafted swim and resort
wear exclusively for plus-size women, combining premium design with an
exceptional digital shopping experience. Our vision is to disrupt the swimwear
and ready-to-wear shopping experience for plus-size women with a blend
of elegance, expertise, and innovation. We're here to lead the industry at

the intersection of resort, lifestyle, and experiential retail, with a focus on environmental responsibility.

BeatStars
Vice President of People
June 2022 - Present (2 years 8 months)

As part of the Executive Leadership team, I'm responsible for the Talent Acquisition, People and Workplace Operations, Activation & Growth, and Performance Management and Total Rewards teams at BeatStars.

BeatStars' mission has always been about putting the power back into the hands of creators. From paying out over $350 million to its community, to offering accessible distribution services, BeatStars has changed the game by dismantling locks on a gate-kept music industry. Established in 2008, BeatStars is the leading online music production marketplace which empowers creatives to discover and license music, beats, sound kits, services, and collaboration. BeatStars is now expanding its mission of empowering independent creators even further with its new, comprehensive publishing administration services, provided in partnership with Sony Music Publishing.

Chief
Member
August 2022 - Present (2 years 6 months)

Entreprenista
Member
October 2024 - Present (4 months)

Co-Founded by Stephanie Cartin And Courtney Spritzer, at Entreprenista, our mission is to empower women founders by sharing their stories, offering invaluable business insights, and fostering a vibrant community of support. We believe that success is built through meaningful connections and collaborations, and we've created a space where women can learn, grow, and thrive together. Through our engaging podcast, hands-on resources, or curated solutions, we're here to help women navigate the entrepreneurial journey with confidence and clarity. Entreprenista is the go-to resource for women leaders looking to build and scale their businesses, backed by a community that will be there to support you every step of the way.

The Female Founder Collective
Member

September 2024 - Present (5 months)

Rebecca Minkoff and Alison Wyatt co-founded The 10th House, an educational platform for female founders and an exclusive network for female entrepreneurs, offering bi-monthly cohorts focused on specific industries and providing relevant resources from investor sourcing tools, to tech experts, to scaling frameworks from those who have been there and done it before.

Peachscore
Member
August 2024 - Present (6 months)

Peachscore is the world's largest data-driven accelerator platform, where human expertise meets advanced technology to support startups.

Power To Pitch
Member
January 2023 - Present (2 years 1 month)

Founded by Kat Weaver and Katie Dunn, Power To Pitch helps pre-seed to seed-stage founders create a clear and concise pitch and deck - we then make direct introductions to capital sources like angels, VCs, and grant opportunities.

StartupExperts
HR Leader
March 2022 - August 2024 (2 years 6 months)
Remote

StartupExperts is an invite-only community of experienced HR, Finance, and Ops leaders who understand that while we tend to be "teams of one" or leaders of small teams at individual companies, we all regularly encounter the same business challenges and believe that collectively we are stronger when we support each other. As a community of professionals we are passionate about learning, we want to build deeper relationships with our peers, and most importantly we find personal satisfaction in giving to others.

Harvard Business Review
HBR Advisory Council
June 2021 - August 2024 (3 years 3 months)

Harvard Business Review (HBR) Advisory Council is a research community of professionals who provide insights to help shape the content of HBR and add a perspective on the world of management and leadership.

Amplify

3 years 4 months

Community Member
May 2021 - August 2024 (3 years 4 months)
Remote

As a member and cohort graduate for the Amplify Accelerator Community, we nurture a space where modern people operators can innovate, collaborate, and scale the work that they're doing across the globe to continue to improve peoples' experience at work. We strive to fulfill the Amplify's mission of "Accelerating Innovation in HR at Scale".

Redefining HR Accelerator Cohort Graduate
May 2021 - May 2021 (1 month)

The Redefining HR Accelerator Cohort program, an intensive three-week program designed to build readiness, capability, and network equity for modern people executives.

Refersion
Head of Human Resources
August 2021 - June 2022 (11 months)
Remote

Acquired by Pacvue. Head of HR for Refersion, I'm a part of the extended leadership team, overseeing talent acquisition and people operations for a quickly growing $1B+ company of 650+ people part of the Assembly portfolio.

Refersion, an Assembly company,http://www.withassembly.com, is the leading performance marketing platform, works with thousands of e-commerce brands like Barstool Sports, Magic Spoon, Blenders Eyewear, and Pura Vida Bracelets to reach new audiences, drive conversions, and increase revenue. Refersion manages, tracks, and helps grow ambassador, influencer, and affiliate marketing programs with first-party tracking, unlimited offers, and custom commission structures, direct affiliate payments and taxes.

Refersion builds brand partnerships that drive e-commerce growth, powered by our industry-leading attribution technology and smart data insights. We integrate with all major commerce platforms like Shopify, Salesforce Commerce Cloud, Magento (an Adobe Company), and BigCommerce as well as your complete e-commerce marketing stack.

Activate Talent Consulting, LLC
Founder and Principal Consultant
2012 - May 2022 (10 years)

HR consulting & advisory services supporting startups who have yet to build out hr and talent functions internally.

Hacking HR
GROW Cohort CHRO Mentorship Program
June 2020 - June 2021 (1 year 1 month)

GROW by Hacking HR is the first community in the world dedicated to supporting the development of the next generation of HR Leaders (Chief People Officers & CHROs).

Over 12 months, GROW Community Members are connected by digital learning experiences that will inspire, inform and challenge them to achieve their unique professional goals. Together, with an extensive CHRO Mentor group, Program Ambassadors and each other, GROWers connect, collaborate and learn the skills necessary for success with other growth-focused HR leaders.

https://grow.hackinghr.io/about-us/

FourKites, Inc.
Director, Talent and Development
July 2016 - May 2021 (4 years 11 months)
Greater Chicago Area

As an Executive HR Business & Talent Partner along with overseeing various Centers of Excellence, I'm responsible for elevating strategic best-in-class people experiences at FourKites through global high growth (25 to 600+ employees) from seed funding to Series D. I partner with our Executive leaders and people management teams to build and scale strategic programs and best practices that are aligned with business and talent needs which foster strong employee engagement and retention, training & talent development, feedback & performance management, culture & community, DEI, talent metrics, total rewards, people operations, policy & compliance, as well as hybrid workplace management.

FourKites is the fastest-growing predictive supply chain platform, backed by top-tier VC firms in Silicon Valley, Boston and Chicago, delivering real-time visibility and execution for Fortune 500 companies and third-party logistics firms. Using a proprietary algorithm to calculate shipment arrival times, FourKites enables customers to lower operating costs, improve on-time performance, and strengthen end-customer relationships. With a network of more than four million GPS/ELD devices, FourKites covers all modes including ocean, rail, parcel and over-the-road. The platform is optimized for mobile and equipped with market-leading end-to-end security. We look for smart, agile, creative team players who are ready to roll up their sleeves and deliver for our customers. Customers include 3M, Cargill, Best Buy, General Mills, Mondelez, Coca-Cola, Sprint, ABinBev, and GE to name a few.

Mandarin Communications Group
Head of Finance and HR Administration
March 2012 - July 2016 (4 years 5 months)
Greater Chicago Area

Part of Executive Leadership, I led the Finance, Facilities, People Operations & Talent Acquisition teams for national publication catered to affluent Chinese residing in North America. Clients included Tiffany & Co., Moët Hennessy, Burberry, Ralph Lauren, and Chanel.

Mandarin Communications Group was a North American-based marketing and media company that was a pioneer in the Chinese-language media industry. Known for flagship media brands, Mandarin Quarterly and Mandarin Leader.

CellKeeper
Head of Human Resources
December 2007 - March 2012 (4 years 4 months)
Greater Chicago Area

Part of the Executive leadership team, I was responsible for all business and administrative operations, including human resources, talent acquisition, contractor management, global supply chain and logistics, product launch, go-to-market strategy, and sales execution of consumer goods product.

CellKeeper was a consumer accessory startup, manufacturing fashionable & functional carrying solutions.

Courbes Sera
Chief Designer & Founder
September 2009 - December 2010 (1 year 4 months)
Chicago, Illinois, United States

Seasonal soft launch of a women's luxury clothing line sold throughout North America and Europe.

Acuris
Data and Research Analyst
March 2005 - December 2006 (1 year 10 months)
London, England, United Kingdom

Mergermarket was founded in 2000 and has since expanded to 67 locations across Europe, North & South America, the Middle East, Africa, and Asia-Pacific. We've also got the largest team of dedicated M&A journalists and analysts anywhere in the world.

We're part of Acuris, which specializes in creating an information advantage for subscribers in markets ranging from M&A to life sciences.

E'Stephenie, Inc.
Inventory Manager
2003 - 2004 (1 year)
Carmel, Indiana, United States

High volume custom clothing and e-commerce store. Clients included Britney Spears and Mariah Carey's Butterfly Tour.

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Education

Regent's University London (formerly AIU London)
Master of Business Administration (M.B.A.), MBA International Business

International Academy of Design and Technology-Chicago
Bachelor of Fine Arts - BFA, Fashion/Apparel Design